Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-142851
June 4, 2007
     Yingli Green Energy Holding Company, or Yingli Green Energy, has filed a registration statement on Form F-1 (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Yingli Green Energy has filed with the SEC for more complete information about Yingli Green Energy and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Yingli Green Energy has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Yingli Green Energy, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526. You may also access Yingli Green Energy’s most recent preliminary prospectus included in Amendment No.2 to the registration statement on Form F-1 filed with the SEC on June 4, 2007 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1394029/000114554907000992/h00847a2fv1za.htm
     This free writing prospectus reflects amendments that were made in Amendment No. 2 to the registration statement on Form F-1 to certain parts of the section entitled “Risk Factors,” the sections entitled “Use of Proceeds,” “Capitalization,” “Dilution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and Series B Shares and Warrants,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commercial Commitments,” “Principal and Selling Shareholders” and certain parts of the section entitled “Underwriting” in respect of the underwriting discount and the directed share program, and the section entitled “Experts” to provide more details on certain developments relating to Yingli Green Energy since the filing of Amendment No. 1 to the registration statement on May 22, 2007.

RISK FACTORS
          We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.
      Our short-term borrowings from banks outstanding as of December 31, 2005 and 2006 and March 31, 2007, were RMB 279.0 million, RMB 255.3 million (US$33.1 million) and RMB 696.9 million (US$90.2 million), respectively, and bore a weighted average interest rate of 5.42%, 5.99% and 6.75%, respectively, of which RMB 222.0 million, RMB 221.0 million (US$28.6 million) and RMB 420.0 million (US$54.4 million) were arranged or guaranteed by related parties as of December 31, 2005 and 2006 and March 31, 2007, respectively. For the period from April 1, 2007 to June 3, 2007, we obtained additional short-term bank borrowings of RMB 827.2 million (US$107.1 million) and repaid RMB 249.6 million (US$32.3 million). Other non-bank short-term borrowings, consisting principally of loans from a customer, a government body and loans arranged by Mr. Liansheng Miao, the chairperson of our board of directors and our chief executive officer, amounted to RMB 67.7 million, RMB 12.0 million (US$1.6 million) and RMB 35.0 million (US$4.5 million), respectively, as of December 31, 2005 and 2006 and March 31, 2007. We also have short-term borrowings from related parties, the outstanding amount of which was RMB 100.4 million, RMB 31.8 million (US$4.1 million) and RMB 28.6 million (US$3.7 million) as of December 31, 2005 and 2006 and March 31, 2007, respectively, which represents 22.4%, 10.6% and 3.8% of our short-term borrowings, as of the same dates, respectively.
      Generally, these loans contain no specific renewal terms, although we have traditionally negotiated renewal of certain of the loans shortly before they mature. However, we cannot assure you that we will be able to renew these loans in the future as they mature. In particular, a substantial portion of our short-term borrowings are arranged or guaranteed by Tianwei Baobian or its controlling shareholder, Tianwei Group. Since Tianwei Baobian is no longer Tianwei Yingli’s controlling equity interest holder, it or Tianwei Group may be less inclined to guarantee bank borrowings of Tianwei Yingli. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or related or third parties, we will have to repay these borrowings with additional funding from Tianwei Yingli’s equity interest holders, including us, or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings.
          The ordinary shares underlying the ADSs you purchase in this offering could become redeemable by us without your approval.
      The ordinary shares underlying the ADSs in our issued and outstanding share capital have not been issued on the express terms that they are redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.
          Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
      On May 11, 2007, we adopted our third amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated articles of association, authorized the issuance of ordinary shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
          A simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value and may determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to other such shares.
      Under our new articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to the Company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of our ADSs.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately US$290.4 million, after deducting underwriting discount and estimated offering expenses payable by us, and assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$25.0 million, after deducting the underwriting discount and estimated aggregate offering expenses payable by us and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
      We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$252.4 million to make an equity contribution to Tianwei Yingli, which would, subject to obtaining relevant PRC regulatory approvals and registrations, increase our equity interest in Tianwei Yingli from 70.11% (following our completion of relevant PRC registration procedures for the injection into Tianwei Yingli of the proceeds from the Series B and other financings) to approximately 73.6% immediately following such equity contribution, and

•	US$38 million to redeem all of the outstanding mandatory redeemable bonds issued by us on November 13, 2006 to Yingli Power, our controlling shareholder.
      We intend to procure Tianwei Yingli to use the proceeds from our equity contribution in the amount of US$252.4 million for the following purposes:

•	approximately US$200.0 million to fund a majority of the planned expansion of Tianwei Yingli’s manufacturing capacity for the production of polysilicon ingots and wafers, PV cells and PV modules each to reach 400 megawatts by the end of 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditures” for more details;

•	approximately US$50.0 million to purchase, or prepay for, raw materials; and

•	the remaining amount for other general corporate purposes, such as potential strategic acquisitions of, or investments in, businesses, products and technologies that we believe will complement our current operations and strategies, although we are not currently in discussion with any parties regarding any such transaction.
      The following table sets forth a summary of the outstanding mandatory redeemable bonds issued by us on November 13, 2006, to Yingli Power, our controlling shareholder, all of which (including any accrued interest) we intend to repay using part of the proceeds we will receive from this offering:

		Principal
Date of issuance	Maturity date	amount		Interest rate	Use of proceeds(1)

November 13, 2006	November 16, 2008	US$	38,000,000	Floating rate, based on the British Bankers Association Interest Settlement Rate for deposits in U.S. dollars	• Up to US$79,000,000, to make additional equity contribution to Tianwei Yingli and increase our equity interest in Tianwei Yingli
					• Up to US$4,500,000 for interest payments under the mandatory redeemable bonds and the mandatory convertible bonds; and
					• The remaining balance for general corporate purposes

Note:

(1)	Determined on an aggregated basis with the mandatory convertible bonds in the principal amount of US$47,000,000.
     We have not yet finalized all of our anticipated expenditures and therefore cannot provide definitive estimates of the exact amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.
      Pending the use of our net proceeds, we intend to place the net proceeds in short-term bank deposits.
      Since we are an offshore holding company, we will need to make capital contributions or loans to Tianwei Yingli such that the net proceeds of the offering can be used in the manner described above. Such capital contributions and loans are subject to a number of limitations and approval processes under PRC laws and regulations, and, in limited circumstances, consent of Tianwei Baobian, holder of the minority equity interest in Tianwei Yingli. Tianwei Baobian has consented to the use of proceeds described above. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to Tianwei Yingli.”
      We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. Other than as set forth above, we will not pay to any of our affiliates any of the proceeds received by us from the issuance and sale of ADSs.

CAPITALIZATION
      The following table sets forth our preferred shares and capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares as of March 31, 2007 into 32,486,458 of our ordinary shares upon completion of this offering and (ii) the automatic conversion of all of our outstanding mandatory convertible bonds into 5,497,433 of our ordinary shares upon completion of this offering, which is based on a 3.73% effective equity interest in Tianwei Yingli and the number of our ordinary shares outstanding as of March 31, 2007 on a diluted basis, which reflects the assumption that 2,800,147 ordinary shares would be issued upon the exercise of the Series B warrants prior to the completion of this offering; and

•	on a pro forma, as adjusted basis to give effect to (i) the events listed in the preceding paragraph, (ii) the automatic redemption of all of our outstanding mandatory redeemable bonds upon completion of this offering, (iii) the exercise of a warrant granted to an affiliate of the Series A preferred shareholder on May 23, 2007 to purchase 678,811 ordinary shares at an exercise price of US$2.10 per share, (iv) the decrease of 157,345 ordinary shares in the number of ordinary shares required to be issued upon automatic conversion of all of our outstanding mandatory convertible bonds upon completion of this offering due to the signing of an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder, which rendered the Series B warrants not exercisable and, as a result, would decrease the total number of ordinary shares outstanding, for purposes of determining the number of ordinary shares to be issued upon conversion of the mandatory convertible bonds and (v) the issuance and sale of 26,550,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discount and estimated aggregate offering expenses payable by us.
      The pro forma and pro forma, as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007

					Pro forma, as
	Actual		Pro forma(1)		adjusted(1)

	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Short-term borrowings:
Short-term borrowings	731,949	94,773	731,949	94,773	731,949	94,773
Borrowings from related parties	28,570	3,699	28,570	3,699	28,570	3,699

Total short-term borrowings	760,519	98,472	760,519	98,472	760,519	98,472

Long-term borrowings:
Mandatory redeemable bonds payable to Yingli Power	292,460	37,868	292,460	37,868	—	—
Mandatory convertible bonds payable to Yingli Power	361,726	46,836	—	—	—	—

Total Long-term borrowings	654,186	84,704	292,460	37,868	—	—

Series A redeemable convertible preferred shares, US$0.01 par value, 8,081,081 shares authorized, issued and outstanding as of March 31, 2007 (redemption value of US$23,133,600), nil shares issued and outstanding pro forma and pro forma, as adjusted;	136,899	17,726	—	—	—	—
Series B redeemable convertible preferred shares, US$0.01 par value, 24,405,377 shares authorized, issued and outstanding as of March 31, 2007 (redemption value of US$160,480,003), nil shares issued and outstanding pro forma and pro forma, as adjusted;(2)	929,775	120,387	—	—	—	—
Shareholders’ equity:
Ordinary shares, US$0.01 par value, 967,513,542 shares authorized and 61,868,252 shares issued and outstanding (1), 99,852,143 shares issued and outstanding pro forma and 126,923,609 pro forma, as adjusted, respectively	4,905	635	7,843	1,016	9,937	1,287
Additional paid-in capital(3)	124,111	16,070	1,549,573	200,638	3,804,269	492,577
Accumulated other comprehensive income	18,139	2,349	18,139	2,349	18,139	2,349
Retained earnings(4)	891	115	891	115	891	115

Total shareholders’ equity(3)	148,046	19,169	1,576,446	204,118	3,833,236	496,328

Total capitalization(3)(5)	1,868,906	241,986	1,868,906	241,986	3,833,236	496,328

(1)	Excludes 3,186,989 ordinary shares issuable upon the exercise of options outstanding or vesting of stock awards and 207,065 ordinary shares reserved for future issuance under our 2006 stock incentive plan as of March 31, 2007.

(2)	Excludes the warrants issued to the Series B preferred shareholders, which have been rendered not exercisable under an agreement, dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investment (Mauritius) Pte Ltd., the lead Series B preferred shareholder.

(3)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$25.0 million.

(4)	Includes a restricted reserve of RMB 14.4 million (US$1.9 million), which may not be distributed as cash dividends under PRC regulations.

(5)	Total capitalization consists of long-term borrowings, Series A redeemable convertible preferred shares, Series B redeemable convertible preferred shares, and shareholders’ equity.

DILUTION
      If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
      Our net tangible book value as of March 31, 2007 was approximately RMB 1,375.1 million (US$178.0 million) or RMB 13.70 (US$1.77) per ordinary share and per ADS. Net tangible book value represents our total consolidated assets, minus the amount of our total consolidated intangible assets, total consolidated liabilities (adjusted for the automatic conversion of the mandatory convertible bonds payable to Yingli Power) and minority interest. Our net tangible book value per share as of March 31, 2007 is calculated as our net tangible book value as of March 31, 2007, without taking into account any other changes in such net tangible book value after March 31, 2007, divided by the number of ordinary shares outstanding at March 31, 2007, adjusted for (i) the automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into 37,826,546 ordinary shares upon the completion of this offering and (ii) the exercise of the Series A outstanding warrant held by Fairdeal Development Ltd. on May 23, 2007 to purchase 678,811 of our ordinary shares.
      Without taking into account any other changes in such net tangible book value after March 31, 2007 except for (i) the automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into 37,826,546 ordinary shares upon completion of this offering; (ii) the exercise of the outstanding Series A warrant on May 23, 2007 to purchase 678,811 ordinary shares; and (iii) the issuance and sale of 26,550,000 ordinary shares in the form of ADSs offered by us in this offering, at the assumed initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discount and estimated aggregate offering expenses of this offering payable by us, our pro forma net tangible book value as of March 31, 2007 would have increased to US$468.4 million or US$3.69 per ordinary share and per ADS. This represents an immediate increase in net tangible book value of US$1.92 per ordinary share and per ADS to the existing shareholder and an immediate dilution in net tangible book value of US$8.31 per ordinary share and per ADS to investors purchasing ADSs in this offering.
      The following table illustrates such per share dilution:

Estimated initial public offering price per ordinary share	US$	12.00
Net tangible book value per ordinary share as of March 31, 2007	US$	1.77
Increase in net tangible book value per ordinary share and per ADS attributable to this offering	US$	3.69
Amount of dilution in net tangible book value per ordinary share and per ADS to new investors in this offering	US$	8.31
      A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering of by US$0.20 per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in the offering by US$0.80 per ordinary share and per ADS, assuming no change in the number of ADSs offered by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.
      The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.
      The following table summarizes, on a pro forma basis as of March 31, 2007, the differences between existing shareholders, including the holders of all of our outstanding preferred shares and mandatory convertible bonds, both of which are automatically convertible into ordinary shares upon the completion of this offering, and the holders of all outstanding warrants to purchase our ordinary shares, which are exercisable upon or prior to the completion of this offering, and the new investors with respect to the number of ordinary shares in the form of ADSs purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of the ordinary shares purchased by the new investors, the total consideration paid and amounts per share paid are before deducting underwriting discount and estimated aggregate offering expenses, assuming an initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary shares						Average
	purchased			Total consideration			price per		Average
							ordinary		price per
	Number		Percent	Amount		Percent	share		ADS

	(in thousands, except per share and per ADS data and percentages)
Existing shareholders	100,374		79.1%	U	S$178,021	35.8%	US$	1.77	US$	1.77
New investors	26,550		20.9		318,600	64.2		12.00		12.00

Total	126,924	(1)	100.0%	U	S$496,621	100.0%	US$	3.91	US$	3.91

(1)	Assumes automatic conversion of all of our outstanding preferred shares and mandatory convertible bonds into ordinary shares and the exercise of the outstanding Series A warrant to purchase ordinary shares as of March 31, 2007.
     The discussion and table above also assumes no exercise of any outstanding options under the 2006 stock incentive plan. As of the date of this prospectus, we granted 610,929 options and 2,621,060 restricted shares and subject to the completion of this offering, will grant another 115,000 options under the 2006 stock incentive plan.
      A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$26.6 million, US$26.6 million and US$0.21, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discount and other offering expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Critical Accounting Policies
     Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Preferred Shares and Warrants
      For the period from our inception on August 7, 2006 to December 31, 2006 and for the three-month period ended March 31, 2007, we issued preferred shares and warrants as described below.
      On September 28, 2006, we issued 8,081,081 Series A preferred shares at US$2.10 with a detachable warrant to purchase 678,811 ordinary shares at US$2.10, or Series A warrant. From December 20, 2006 through January 13, 2007, we issued 20,268,872 Series B preferred shares at US$4.835 per share with detachable warrants to purchase 2,112,057 ordinary shares at US$0.01, or Series B warrants, to certain Series B preferred shareholders. On December 29, 2006, in conjunction with the repayment of a convertible loan issued by Tianwei Yingli to China Foreign Economics and Trade & Investment Co., Ltd., we issued a warrant, or the Sunshine warrant, to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share to China Sunshine Investment Co., Ltd. On March 27, 2007, in conjunction with the termination of the escrow arrangement to remove the restrictions placed on US$19.6 million of the total cash proceeds received from the issuance and sale of the Series B preferred shares, we issued additional Series B warrants to purchase 688,090 of our ordinary shares at US$0.01 to certain Series B preferred shareholders.
      The net proceeds received from the issuance of Series A preferred shares with a detachable warrant were allocated to the Series A preferred shares and Series A warrant based on their relative fair value of US$2.08 per share and US$0.31 per share, respectively. The net proceeds received from the issuance of Series B preferred shares with detachable warrants were allocated to the Series B preferred shares and Series B warrants based on their relative fair values of US$4.79 per share and US$0.42 per share, respectively. For purposes of allocating the net proceeds received from the Series A and Series B preferred shares that were issued with detachable warrants, the methods and assumptions used in determining the fair values of the preferred shares and warrants on a stand-alone basis are described below.
      In determining the fair value of the preferred shares, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We followed the “level A” recommendation, the most preferred valuation method recommended by the Practice Aid. The stand-alone fair value of Series A preferred shares that were issued with a detachable warrant was determined based on a retrospective valuation as of the respective measurement date, performed by American Appraisal. The stand-alone fair value of the Series B preferred shares that were issued with detachable warrants was determined based on a contemporaneous valuation as of the respective measurement date, performed by American Appraisal. The following describes the methodology and major assumptions used by American Appraisal as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006 and December 20, 2006, respectively.
      Since our capital structure comprised of preferred shares and ordinary shares at each measurement date, American Appraisal allocated our enterprise value between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.
      In determining our enterprise value at each measurement date, American Appraisal used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.
      For the market approach, American Appraisal considered the market profile and performance of eleven guideline companies with businesses similar to those of us. American Appraisal used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation, Ersol Solar Energy AG. American Appraisal then calculated the following three multiples for the guideline companies: enterprise value to sales multiple, enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and enterprise value to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels of us and the guideline companies, price multiple adjustments were made. American Appraisal used the 2007 adjusted median price multiples of the guideline companies in the valuation of our enterprise value. Estimated sales, EBITDA and EBIT of the guideline companies for 2007 were extracted from Institutional Brokers Estimate System (I/ B/ E/ S) Earning Estimates, Bloomberg.
      For the income approach, American Appraisal utilized a discounted cash flow, or DCF, analysis based on our projected cash flows from 2006 through 2010. American Appraisal used a weighted average cost of capital, or WACC, of 20% as of September 28, 2006 and 18% as of December 20, 2006 through January 13, 2007, based on the WACC of the guideline companies.
      American Appraisal also applied a discount for lack of marketability of 17% as of September 28, 2006 and 11% as of December 20, 2006 through January 13, 2007 to reflect the fact that there is no ready market for shares in a closely held company like us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% as of September 28, 2006 and 47% as of December 20, 2006 through January 13, 2007 by using the mean of volatility of the guideline companies used in the market approach.
      Based on the valuations performed by American Appraisal, the estimated fair value per share of Series A preferred shares issued on September 28, 2006 was US$2.40 and the estimated fair value per share of Series B preferred shares issued from December 20, 2006 through January 13, 2007 was US$5.38, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006 and December 20, 2006, respectively.
      With respect to the valuation of Series B preferred shares issued from December 20, 2006 through January 13, 2007, the estimated stand alone fair value of US$5.38 using the valuation techniques discussed above reasonably approximated the US$4.835 per share paid by third party investors for Series B preferred shares that were issued without any detachable warrants. Management believes that the difference between the fair value determined by American Appraisal and the US$4.835 was within a tolerable range of reasonableness. In addition, had we utilized the US$4.835 for purposes of determining the relative fair value of the Series B preferred shares issued with warrants, the impact to our results of operations and income available to ordinary shareholders would have been immaterial. Given the subjective nature of various assumptions and estimates that are required to determine the fair value of preferred shares of a privately held company, we believe that the assumptions and methodology utilized were appropriate and reasonable.
      The relative fair values assigned to the Series A warrant and Series B warrants issued from December 20, 2006 through January 13, 2007 and the stand-alone value of the Sunshine warrant and the additional Series B warrants issued on March 27, 2007 was approximately US$211,341 (RMB 1,671,432), US$850,482 (RMB 6,650,603), US$496,000 (RMB 3,908,381), and US$756,213 (RMB 5,848,702), respectively. We determined that the stand-alone per share fair value of the Series A warrant and Series B warrants was US$0.36 and US$0.48 (after a 90% discount), respectively. The fair values of these warrants utilized the Black-Scholes option pricing model. The significant estimates and assumptions used by American Appraisal as set forth in its valuation reports for these warrants, dated March 30, 2007, to estimate the fair value of these warrants under the Black-Scholes option pricing model are as follows:

				Additional
	Series A warrant	Series B warrants	Sunshine warrant	Series B warrants

Fair value of ordinary shares at issuance date	US$2.04	US$4.74	US$4.74	US$11.00
Expected warrant term	0.59 year	0.28 year	0.12 year	0.17 year
Expected volatility	58%	47%	42%	56%
Risk-free interest rate	5.04%	5.05%	5.20%	5.06%
Expected dividend rate	0%	0%	0%	0%
      The fair value of our ordinary shares of US$11.00 per share used in the Black-Scholes option pricing model for purposes of estimating the fair value of the additional Series B warrants issued on March 27, 2007 was based on our best estimate of the expected mid-point of the initial public offering price range of our ordinary shares at that time. Had we used US$12.00 per share, being the current mid-point of the estimated initial public offering price of our ordinary shares, for purposes of calculating the fair value of the additional Series B warrants, the impact to our results of operations and income available to ordinary shareholders would have been immaterial.
      We injected to Tianwei Yingli a portion of the proceeds from the issuance of the Series B preferred shares in the form of a shareholder loan from us to Tianwei Yingli. The Series B warrants and the additional Series B warrants issued on March 27, 2007, are subject to cancellation and return features upon the conversion of such shareholder loan into an equity interest in Tianwei Yingli following relevant PRC regulatory approvals and completion of related procedural formalities. Based on our successful experience in two prior rounds of private placements, namely in connection with the Series A preferred shares and the mandatory convertible and redeemable bonds, in obtaining similar regulatory approvals for capital increases in Tianwei Yingli, we believe that the probability of obtaining the requisite regulatory approvals for the capital increase related to the Series B preferred shares, which would result in automatic cancellation of the Series B warrants, is 90%. Accordingly, the fair value of the Series B warrants, including the additional Series B warrants issued on March 27, 2007, determined utilizing Black-Scholes option pricing model was discounted by 90% to take into account our estimate of the probability of the warrants not being exercised and therefore cancelled. In addition, the Company believes the 90% discount reflects our assumptions based on the best information available in the circumstances, of what the Series B preferred shareholders considered in accepting the terms of the warrants. Under an agreement dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd., the lead Series B preferred shareholder, the Series B warrants and the additional Series B warrants issued on March 27, 2007 were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the conversion of the shareholder loan.
      The expected volatility of our future ordinary share price was based on the price volatility of the shares of 11 comparable companies in the PV manufacturing business, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued warrants. These companies were used for comparative purposes because we did not have a trading history at the time the warrants were issued and therefore did not have sufficient share price history to calculate our own historical volatility. The selection of such comparable companies is highly subjective. The estimated fair value of our ordinary shares on the date of grant was determined by contemporaneous valuations as of their respective measurement dates, performed by American Appraisal, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of our share options and unvested restricted shares as of December 31, 2006 and January 19, 2007, respectively, supplemented by the forecasted profitability and cash flows of our business.
      We believe that the increase in the fair value of our ordinary shares since the issuance of Series A preferred shares at US$2.04 on September 28, 2006 to the issuance of Series B preferred shares at US$4.74 on December 20, 2006, is attributable to the following significant factors and events occurred between September 28, 2006 and December 20, 2006:

•	in November 2006, we successfully completed the issuance of mandatory redeemable bonds and mandatory convertible bonds for an aggregate principal amount of US$85 million, which were used primarily to purchase 150 tons of polysilicon in November and December 2006 and satisfy US$32.6 million of prepayment obligations payable in December 2006 under two long-term polysilicon supply contracts with Wacker Chemie AG. The execution of these contracts and other bulk purchases improved our ability to secure the requisite amount of polysilicon and supported the credibility of our output projections and our confidence to obtain necessary polysilicon supply for 2007 and onwards, which in turn helped to improve our valuation from the time of the issuance of the Series A preferred shares in September 2007 to the time of the issuance of the Series B preferred shares in December 2006;

•	in November 2006, we entered into a large sales contract with Acciona Energía, S.A., one of our key customers in Spain, for the delivery of an aggregate of 42 megawatts of PV modules until 2008, which helped to further strengthen our competitive position, improve the accuracy of our average selling price projections, further justify our capacity expansion plan and support our revenue projections. Such contract may not be unilaterally terminated by Acciona, except in limited circumstances, such as bankruptcy of us or a breach of the contract which remains uncured for 60 days after notice thereof;

•	the prices of polysilicon we were able to obtain under these long-term polysilicon supply contracts also supported our belief that the polysilicon price over the long term would fall significantly and, as a result, our gross profit margin would improve over the long term;

•	we were able to hire the chief financial officer, chief operating officer, chief technology officer and financial controller, who helped us to enhance our management capabilities and to execute our business plan; and

•	in light of the greater immediacy of our public offering and the paucity of successful initial public offerings by issuers with principal operating subsidiaries in China from September 2006 through December 2006, we adjusted down the weighted average cost of capital by 2% from September 2006 through December 2006 as the cost of equity had been reduced.
      In addition, we believe the increase in the fair value of our ordinary shares is consistent with the increase in the price paid by third party investors for our shares from US$2.10 per ordinary share, as determined by the Series A preferred investor in September 2006, to US$4.835 per share ordinary share, as determined by the Series B preferred investor in December 2006, each based on the initial conversion rates of one Series A preferred share per ordinary share and one Series B preferred share per ordinary share. We believe that the increase in the consideration paid by third-party investors for our shares was indicative of an increase in our enterprise value as recognized by third parties.

Contractual Obligations and Commercial Commitments
      Our contractual obligations and commitments as of December 31, 2006 are set forth in the table below.

	Payment due by period

					More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years

	(in thousands of RMB)
Borrowings from banks	255,286	255,286	—	—	—
Borrowings from related parties	31,849	31,849	—	—	—
Borrowings from third parties	12,000	12,000	—	—	—
Mandatory redeemable bonds payable to Yingli Power	293,110	—	293,110	—	—
Mandatory convertible bonds payable to Yingli Power	362,530	—	362,530	—	—
Interest obligations on mandatory redeemable and convertible bonds payable to Yingli Power	109,219	54,178	55,041	—	—
Commitments for capital expenditures	513,292	512,684	608	—	—
Commitments for inventory purchase	1,901,423	1,184,889	35,129	128,000	553,405

Total	3,478,709	2,050,886	746,418	128,000	553,405

      For the period from April 1, 2007 to June 3, 2007, we obtained additional short-term loans of RMB 827.2 million (US$107.1 million) and repaid RMB 249.6 million (US$32.3 million). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure related to our capacity expansion and to repay short-term borrowings.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.
      The calculations in the table below assume there are 100,373,609 ordinary shares outstanding on an as-converted, fully diluted basis as of the date of this prospectus and 126,923,609 ordinary shares outstanding on an as-converted, fully diluted basis immediately after the completion of this offering, excluding ordinary shares issuable upon the exercise of outstanding share options, unvested restricted ordinary shares and ordinary shares reserved for issuance under our 2006 stock incentive plan and after giving effect to the automatic conversion of all outstanding Series A preferred shares, Series B preferred shares and mandatory convertible bonds upon the completion of this offering.

	Ordinary shares
	beneficially owned prior to		Ordinary shares being		Shares beneficially owned
	this offering(1)(2)		sold in this offering(3)		after this offering(1)(2)(3)

	Number	%	Number	%	Number	%

Directors and Executive Officers:
Liansheng Miao(4)	59,800,000	59.58%	2,450,000	2.44%	58,016,666	45.71%
Shujun Li(5)	9,897,431	9.86	1,630,000	1.62	8,267,431	6.51
George Jian Chuang(6)	9,307,135	9.27	2,110,345	2.11	7,196,790	5.67
Xiangdong Wang	—	—	—	—	—	—
Zhiheng Zhao	—	—	—	—	—	—
Zongwei Li	—	—	—	—	—	—
Guoxiao Yao	—	—	—	—	—	—
Seok Jin Lee	—	—	—	—	—	—
Nabih Cherradi	—	—	—	—	—	—
Yiyu Wang	—	—	—	—	—	—
All directors and executive officers as a group	79,004,566	78.71%	6,190,345	6.17%	73,480,887	57.89%
Principal and Selling Shareholders:
Yingli Power Holding Company Ltd.(7)	59,800,000	59.58%	2,450,000	2.44%	58,016,666	45.71%
Baytree Investments (Mauritius) Pte Ltd.(8)	9,307,135	9.27	2,110,345	2.10	7,196,790	5.67
Inspiration Partners Limited (9)	8,081,081	8.05	1,350,000	1.34	6,731,081	5.30
Deutsche Bank AG(10)	5,340,088	5.32	—	—	4,673,422	3.68
J.P. Morgan Securities Ltd. (11)	1,654,602	1.65	375,172	*	1,279,430	1.01
TB Holdings Ltd.(12)	1,137,539	1.13	200,000	*	937,539	*
New Horizon Keensolar Investment Co., Ltd.(13)	1,034,126	1.03	234,483	*	799,643	*
Fairdeal Development Ltd.(14)	678,811	*	80,000	*	598,811	*
Selling shareholders as a group who will be selling in the over-allotment option	21,893,294	21.81%	4,350,000	4.33%	17,543,294	13.82%

   *  Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person prior to this offering is based on 100,373,609 ordinary shares outstanding, including ordinary shares convertible from our outstanding Series A preferred shares and Series B preferred shares and the ordinary shares issued upon the exercise of the Series A warrant, as well as (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares. Percentage of beneficial ownership of each listed person after this offering is based on 126,923,609 ordinary shares outstanding immediately after the closing of this offering and (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this prospectus, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Assumes the full exercise of the underwriters’ option to purchase additional ADSs from the selling shareholders identified above and assumes no other change to the number of the ADSs offered by the selling shareholders and us in this prospectus. In the event of a partial exercise of the over-allotment option, the respective number of the ADSs to be sold by each selling shareholder will be proportionally reduced.

(4)	Represents 59,800,000 of our ordinary shares owned by Yingli Power, our controlling shareholder, which is 100% beneficially owned by Mr. Miao. Upon completion of this offering, Mr. Miao’s family trust will beneficially own all of the issued and outstanding share capital of Yingli Power. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon this offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Yingli Power after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(5)	Consists of 8,081,081 of our Series A preferred shares issued to Inspiration Partners Limited, which are convertible into 8,081,081 of our ordinary shares, 1,137,539 of our Series B preferred shares issued to TB Holdings Ltd., which are convertible into 1,137,539 of our ordinary shares and 678,811 of our ordinary shares purchased and owned by Fairdeal Development Ltd. through the exercise of the Series A warrant. For a description of the beneficial ownership of our Series A preferred shares by Inspiration Partners Limited, see note 9 below. For a description of the beneficial ownership of our Series B preferred shares by TB Holdings Ltd., see note 12 below. For a description of the beneficial ownership of our ordinary shares by Fairdeal Development Ltd., see note 14 below. Mr. Shujun Li disclaims beneficial ownership of our shares held by Inspiration Partners Limited, TB Holdings Ltd. and Fairdeal Development Ltd., except to the extent of his pecuniary interest in these shares. Mr. Li’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(6)	Represents 9,307,135 of our Series B preferred shares beneficially owned by Baytree Investments (Mauritius) Pte Ltd., which is indirectly controlled by Mr. George Jian Chuang, which are convertible into 9,307,135 of our ordinary shares. For a description of the beneficial ownership of our ordinary shares by Baytree Investments (Mauritius) Pte Ltd, see note 8 below. Mr. Chuang disclaims beneficial ownership of our shares held by Baytree Investments (Mauritius) Pte Ltd. Mr. Chuang’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(7)	Represents 59,800,000 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by Mr. Liansheng Miao. Upon completion of this offering, Mr. Miao’s family trust will beneficially own all of the issued and outstanding share capital of Yingli Power. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon this offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Yingli Power after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(8)	Consists of 9,307,135 of our Series B preferred shares issued to Baytree Investments which are convertible into 9,307,135 of our ordinary shares. Baytree Investments is a Mauritius-incorporated entity and is wholly owned by Seletar Investments Pte Ltd., which is in turn wholly owned by Temasek Capital (Private) Limited. Temasek Capital (Private) Limited is in turn wholly owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited, a Singaporean company wholly owned by the Singapore Ministry of Finance (Incorporated), may be deemed to have indirect voting and dispositive power over the shares owned beneficially and of record by Baytree Investments (Mauritius) Pte Ltd. The mailing addresses of Baytree Investments and Temasek Holdings (Private) Ltd. are 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(9)	Consists of 8,081,081 of our Series A preferred shares which are convertible into 8,081,081 of our ordinary shares. Inspiration Partners Limited is a British Virgin Islands exempted company with limited liability and Mr. Shujun Li is a director of Inspiration Partners Limited. Inspiration Partners Limited is wholly owned by Inspiration Partner, L.P., a Cayman Islands partnership, which is controlled by TB Inspiration Partners GP Limited, its general partner. TB Inspiration Partners GP Limited is 100% owned by Shujun Li. The address of Inspiration Partners Limited is AZ1A Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, PRC 200120. The warrant was issued to TB Management Ltd., a British Virgin Islands exempted company with limited liability, which is 90% owned by Mr. Shujun Li. TB Management Ltd. has since transferred the warrant to Fairdeal Development Ltd., a British Virgin Islands exempted company with limited liability and wholly controlled by Mr. Shujun Li. Fairdeal Development Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, PRC 200120.

(10)	Represents the number of our ordinary shares into which the mandatory exchangeable notes issued by Yingli Power to Deutsche Bank AG, Singapore Branch, as initial purchaser, are exchangeable into, substantially equal to our effective ownership of a 3.73%

equity interest in Tianwei Yingli on an as-converted, fully diluted basis as of the date of exchange, assuming our equity interest in Tianwei Yingli is 70.11% and the total number of ordinary shares outstanding, on fully diluted basis, is 95,033,521 immediately prior to such exchange. Yingli Power also granted a warrant to Deutsche Bank AG, as initial purchaser, to purchase such number of ordinary shares in us held by Yingli Power at the time of the exercise of the warrant that equals 6.5% of our ordinary shares on a fully-diluted basis. The warrant may be exercised upon any listing of our ordinary shares on the New York Stock Exchange (or other internationally recognized stock exchange) which occurs after the mandatory exchangeable notes and the mandatory redeemable notes issued by Yingli Power to Deutsche Bank AG have been repaid in full (the scheduled final maturity date being November 16, 2008). The underlying investors in the mandatory exchangeable notes issued by Yingli Power to Deutsche Bank AG, Singapore Branch, may beneficially own a portion of the shares listed above under Deutsche Bank AG, Singapore Branch after this offering. Under the relevant provisions of the Trust Deed for the mandatory exchangeable notes and the understanding between Yingli Power and Deutsche Bank AG, Singapore Branch, Yingli Power is obligated to repurchase up to US$8 million worth of our shares held by Deutsche Bank AG, Singapore Branch, upon the initial public offering and after the exercise of the exchange rights under the mandatory exchangeable notes by Deutsche Bank AG, Singapore Branch. The number of shares beneficially owned by Deutsche Bank AG, Singapore Branch, and the underlying investors in the mandatory exchangeable notes after this offering is calculated to take into consideration of such repurchase by using an assumed initial public offering price of US$12.00 per share, the midpoint of the estimate range of the initial public offering price.

(11)	Consists of 1,654,602 of our Series B preferred shares issued to J.P. Morgan Securities Ltd. which are convertible into 1,654,602 of our ordinary shares. J.P. Morgan Securities Ltd. is ultimately controlled by J.P. Morgan Chase & Co. J.P. Morgan Securities Ltd.’s address is 125 London Wall, London, EC2Y 5AJ, United Kingdom.

(12)	Consists of 1,137,539 of our Series B preferred shares issued to TB Holdings Ltd. which are convertible into 1,137,539 of our ordinary shares. TB Holdings Ltd. is a British Virgin Islands exempted company with limited liability, and Mr. Shujun Li is a director of TB Holdings Ltd. TB Holdings Ltd. is wholly owned by Trustbridge Partners I, L.P., a Cayman Islands exempted limited partnership, which is controlled by TB Partners GP1, L.P., its general partner. TB Partners GP1, L.P. is controlled by TB Partners GP Limited, its general partner. TB Partners GP Limited is 100% owned by Mr. Shujun Li. TB Holdings Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, P.R.China 200120.

(13)	Consists of 1,034,126 of our Series B preferred shares issued to New Horizon Keensolar Investment Co., Ltd. which are convertible into 1,034,126 of our ordinary shares. New Horizon Keensolar Investment Co., Ltd. is a British Virgin Islands exempted company with limited liability. It is wholly owned by New Horizon Fund, L.P., a Cayman Islands exempted limited partnership, which is controlled by New Horizon Partners Ltd., its sole general partner and a Cayman Islands exempted company, which is 50% owned by Mr. Jianming Yu, a PRC citizen. Mr. Yu disclaims beneficial ownership of our Series B preferred shares held by New Horizon Keensolar Investment Co., Ltd., except to the extent of his pecuniary interest in these shares. New Horizon Keensolar Investment Co., Ltd.’s address are Jin Bao Tower 1204, 89 Jin Bao Street, Dongcheng District, Beijing China 100005.

(14)	Consists of 678,811 of our ordinary shares issued to Fairdeal Development Ltd. upon its exercise of the Series A warrant on May 23, 2007. The warrant was issued to TB Management Ltd., a British Virgin Islands exempted company with limited liability, which is 90% owned by Mr. Shujun Li. TB Management Ltd. has since transferred the warrant to Fairdeal Development Ltd. Fairdeal Development Ltd. is a British Virgin Islands exempted company with limited liability. DBS Trustee Limited, a Singaporean company, holds 100% of the issued and outstanding shares of Fairdeal Development Ltd. on behalf of the family trust of Mr. Shujun Li. Fairdeal Development Ltd.’s business address is AZIA Center, Unit 2701B, 1233 Lujiazui Ring Road, Shanghai, P.R. China 200120.
     Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either offshore sales to non-U.S. persons pursuant to Regulation S of the Securities Act or private placements under Section 4(2) of the Securities Act. See “Restructuring — Restructuring; — Private Equity Investments and Other Financing Following the Restructuring” and “Description of Share Capital — History of Securities Issuances.”
      Other than Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd., none of the selling shareholders named above is a broker, dealer or an affiliate of a broker-dealer. Neither Baytree Investments (Mauritius) Pte Ltd. nor J.P. Morgan Securities Ltd. is a broker-dealer, but they are both affiliated with broker-dealers. Baytree Investments (Mauritius) Pte Ltd. is affiliated with DBS Vickers Securities (USA), Inc. and J.P. Morgan Securities Ltd. is affiliated with J.P. Morgan Securities Inc., Chase Investment Services Corp., JPMorgan Distribution Services, Inc., J.P. Morgan Institutional Investments Inc. and JPMorgan Investment Advisors Inc., each of which entities is a registered broker-dealer in the United States. Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd. purchased the securities identified in the table above as beneficially owned by them in the ordinary course of business and, at the time of that purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute those securities. Baytree Investments (Mauritius) Pte Ltd. and J.P. Morgan Securities Ltd. did not receive the securities to be sold in this offering as underwriting compensation or compensation for any professional services provided by a broker-dealer.
      As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States other than four Series B preferred shareholders.
      None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
      None of Deutsche Bank AG, Singapore Branch and any of the underlying investors of the mandatory exchangeable notes is entitled to the registration rights with respect to any of the ordinary shares any of them may hold upon completion of this offering as described in “Description of Share Capital — Registration Rights.”

UNDERWRITING
     Total underwriting discount to be paid to the underwriters represent 6% of the total amount of the offering.
     At our request, the underwriters have reserved up to four percent of the ADSs being offered, at the initial public offering price, through a directed share program to persons that we believe have contributed to our growth, including members of our management, friends and family members of our management, our employees, directors, affiliates and strategic partners, and employees of our affiliates and strategic partners.

EXPERTS
      The consolidated financial statements of Yingli Green Energy Holding Company Limited as of December 31, 2006, and the related consolidated statements of income, shareholder’s equity and comprehensive income and cash flows for the period from August 7, 2006 through December 31, 2006, and the consolidated financial statements of Baoding Tianwei Yingli New Energy Resources Co., Ltd. as of December 31, 2004 and 2005 and September 4, 2006, and the related consolidated statements of income, owners’ equity and cash flows for each of the years in the two-year period ended December 31, 2005 and for the period from January 1, 2006 through September 4, 2006, have been included in this registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements of Yingli Green Energy Holding Company Limited as of December 31, 2006 and for the period from August 7, 2006 through December 31, 2006 contains an explanatory paragraph that states that Yingli Green Energy Holding Company Limited obtained additional short-term bank borrowings and engaged in other financing transactions subsequent to December 31, 2006, which had an impact on its financial position. The office of KPMG is located at, 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong Special Administrative Region, People’s Republic of China.
      The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited consolidated financial statements beginning on page F-1, to the extent they relate to the determination of the fair values of our ordinary shares, preferred shares, warrants and stock options, have been reviewed and confirmed by American Appraisal China Limited, an independent third-party valuation firm, as an expert on such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of American Appraisal China Limited are located at 15th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong.